Exhibit 99.1

UP Fintech Announces Successful Closing of Marsco Transaction

BEIJING, China, July 15, 2019 — UP Fintech Holding Limited (“UP Fintech” or the “Company”, or commonly known as “Tiger Fintech” in Asia) (NASDAQ: TIGR), a leading online brokerage firm focusing on global Chinese investors, today announced that its wholly-owned US subsidiary, Tiger Fintech Holdings, Inc., successfully closed the transaction with regard to its acquisition of 100% equity stake of Marsco Investment Corporation, previously announced on July 2, 2019.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses. For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This article contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s Securities and Exchange Commission filings, and can affect actual results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company disclaims any obligation to update or revise the information contained in any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com

Tel: +1 (646) 308-1535